NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SUMMER 2013

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2012-2013 fiscal year on May 31, 2013, setting an all-time record for net income. Sales for 2013 were $24,729,585, down from a record level of $29,006,812 in 2012. Record net income was $2,547,794 for 2013, up 16% from the previous record net income of $2,198,931 in 2012.

Sales and income reflect increased shipments of aerospace and defense products for the year, as compared to a reduction in sales of seismic products. However, the higher seismic products sales in the 2012 fiscal year reflected a surge in demand from Asia as a result of heavy damage from the March 2011 Tonoku earthquake in Japan.

Taylor Devices= firm order backlog at year-end was $13.1 million, compared to $17.5 million at the end of 2012.

FOURTH QUARTER	F/Y 12-13	F/Y 11-12
SALES	$5,151,806	$9,643,520
NET INCOME	$548,101	$862,860
EARNINGS PER SHARE	164	264

FISCAL YEAR	F/Y 12-13	F/Y 11-12
SALES	$24,729,585	$29,006,812
NET INCOME	$2,547,794	$2,198,931
EARNINGS PER SHARE	764	674
SHARES OUTSTANDING	3,311,035	3,309,676

ITEM: NEW ORDER ANNOUNCEMENTS - SEISMIC / WIND

The following new orders for seismic and wind dampers were received during the last quarter:

■	Boeing Building 40 -- Everett, WA
■	Chincoteague Island Bridge -- Chincoteague, VA
■	Dunnon Building -- Taiwan, ROC
■	Yoe Young Building -- Taiwan, ROC
■	Far Glory H75 Building -- Taiwan, ROC
■	Far Glory H110 Building -- Taiwan, ROC
■	Century Center Building -- Taiwan, ROC
■	TSMC 12, P7 Building -- Taiwan, ROC
■	TSMC 14, P7 Building -- Taiwan, ROC
■	Xinjiang Building -- China
■	Quangzhou Bay Bridge -- China
■	Deshenmen Building -- China
■	Andingmen Building -- China
■	Yeongi Bridge -- South Korea
■	Quinde Mall -- Peru
■	Bnei Zion Hospital -- Israel

ITEM: NEW ORDERS -- AEROSPACE / DEFENSE

■	Machined Springs for Military Aircraft -- Follow-on orders were received for custom modular machined spring assemblies used in the cargo loading systems of military transport aircraft. The initial buy for this program was announced in the Spring 2013 Newsletter. Additional follow-on orders are expected.
■	Shipboard Navigation System Isolators -- Orders were received from multiple customers for these products, to be used on a total of 56 naval navigation systems, each of which uses six Taylor Devices' Tension-Compression Shock Isolators.
■	Military Aircraft Seating Shock Absorbers -- This is a new product which has gone from a limited number of prototypes to low-rate production. Contract restrictions prevent additional information from being presented here.
■	Military Vehicle Blast Resistant Seat Shock Absorbers -- This is a new product which has rapidly transitioned from demonstration and test units to low-rate production. However, the basic research and development effort by the Company to fully develop this product has been on-going for more than ten years. In many cases, the vehicles involved required major design changes to prevent the vehicle body from rupturing due to the under-vehicle detonation of a land mine or improvised explosive device (IED). Once these changes were accomplished, the next step in reducing combat deaths and injury to the vehicle occupants involved adding an energy absorbing occupant seat that can limit decelerations to the occupants, under both the initial violent high-velocity blast, plus several subsequent and equally violent cycles of vehicle motion just after detonation. The Company's research effort borrowed heavily on previous human factors knowledge gained in engineering, designing, and producing the shock absorbers for the STIDD-Taylor Energy Absorbing Seat used by the U.S. Navy on their high-speed Mark-V Seal delivery boats. The STIDD-Taylor seats have been in service for several years, with substantial reduction in injury to naval and special forces personnel.

The challenge for the new project involved producing a shock absorber for land vehicle seats that would respond very quickly to a mine or IED detonation. The shock absorber is required to begin limiting decelerations to the occupant within less than one ten-thousandth of a second. After the instant of detonation, the shock absorber's output must follow a complex path function-based on shock absorber stroke, instantaneous velocity, and occupant accelerations/decelerations. This propriety path function, developed by the Company after several years of research, is critical. The occupant's head and neck must experience a deceleration profile which will initially compress the head and neck into the shoulders and upper body muscles prior to the shock absorber providing maximum deceleration forces to the hips and torso. This is necessary to reduce chances of fatalities from brain damage or spinal fracture from whiplash loadings.

Extensive lab testing on the new shock absorbers was followed by full-scale live-fire testing this year at Government facilities. These tests were extremely successful, with the end result being a low-rate production order for 500 of the new shock absorbers. If the new seating system proves successful in actual combat operations, then additional orders are expected to be forthcoming.

ITEM: UPDATE RESEARCH FOR SOFT STORY BUILDINGS

In the Spring 2013 Newsletter, the Company announced that it is participating in a research program developing seismic protection systems for both commercial buildings and residences having a so-called "soft story." In this type of building, the first story walls are cut away to allow for storefront windows or vehicle parking. In the event of a major earthquake, this type of structure is prone to major damage or collapse at the soft story area. Thus far, the research has generated a new series of products specifically designed to protect soft story buildings where it is not possible to place dampers across the open bays without blocking the view or limiting ingress/egress to the building. The Company believes these new products have a large potential market. As a result, Taylor Devices has elected to file for a patent(s) on the new technology before any public disclosure is made via university laboratory testing.

ITEM: NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

ITEM: SPECIAL NOTICE

On July 10, 2013, the Northrop-Grumman X47-B Drone Aircraft made aviation history with the first landing of an unmanned aircraft on an aircraft carrier. Taylor Devices designed and manufactured the arresting hook energy absorbers and centering spring-dampers inside the aircraft used to absorb the shock loadings when the X47-B's tail hook engages the arresting cable on the aircraft carrier. Although the X47-B is an experimental aircraft, the U.S. Navy is most interested in a production carrier aircraft with similar capabilities for future combat and air support missions. The X47-B has a 62 foot wing span and a maximum take-off weight of more than 20 tons.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President